Exhibit a. 13.

ECLIPSE FUNDS

Redesignation of Series of Shares
Of Beneficial Interest, Par Value $0.01 Per Share

The undersigned, being the Assistant Secretary of Eclipse Funds, a business trust with transferable shares organized under the laws of the Commonwealth of Massachusetts:

HEREBY CERTIFIES that, pursuant to authority conferred upon the Trustees of the Trust by Section 6.1(b) and Section 9.3 of the Agreement and Declaration of Trust dated July 30, 1986, as amended (hereinafter referred to as the “Declaration of Trust”), and by affirmative vote of a majority of the Trustees at a meeting duly called and held on September 24-25, 2008, the Declaration of Trust is hereby amended as follows:

1.
Effective February 13, 2009, the portfolio presently designated as “MainStay Small Cap Opportunity Fund” is hereby redesignated as “MainStay Small Company Value Fund,” and all other terms and conditions regarding the designation of that portfolio contained in the Certificate of Designation dated December 21, 1994, as thereafter amended, shall remain in full force and effect.

The Trustees have further directed that, upon the execution of this Redesignation of Series, the Trust shall take all necessary action to file a copy of this Redesignation of Series with the Secretary of the Commonwealth of the Commonwealth of Massachusetts and at any other place required by law or by the Declaration of Trust.

IN WITNESS WHEREOF, the undersigned has set his hand this 13th day of February, 2009.

/s/ Thomas Lynch
Thomas Lynch
Assistant Secretary

Sworn to and signed before me
On this 13th day of February, 2009

/s/ Rose A. Cutropia
Rose A. Cutropia
Notary Public of the State of New Jersey